

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

<u>Via Email</u>
Thomas F. Fortin
Chief Executive Officer
Regional Management Corp.
509 West Butler Road
Greenville, SC 29607

>   **Re: Regional Management Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 16, 2011**
>   **File No. 333-174245**

Dear Mr. Fortin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1 filed May 16, 2011</u>

<u>General</u>

1. Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

2. Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness. Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

3. We note the second paragraph on page ii. This language appears to be disclaiming the accuracy of industry and market data being provided and such language may confuse

investors. Please revise this section to remove any disclaimers of accuracy with respect to industry and market data.

Prospectus Cover Page

4. We note the placeholder for the price range on the prospectus cover page. If you intend to circulate a preliminary prospectus, please confirm that you will disclose the price range prior to first using the preliminary prospectus. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

5. Please revise to disclose the number of shares to be offered in the offering. This information must be disclosed prior to first using the prospectus. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

Risk Factors
General

6. Revise this section to update your disclosure from the December 31, 2010 fiscal year end to provide information as of a more recent date. For example, revise your disclosure to clarify whether you continue to be in compliance with all the covenants required as part of your revolving and mezzanine financing facilities.

7. Revise the last risk factor on page 19, first full risk factor on page 20, or add a separate risk factor to discuss the potential impact upon your operations from any limitation on your ability to "rollover" or refinance consumer loans from existing customers.

We are exposed to credit risk in our lending activities, page 14

8. Please revise to disclose the criteria you use to determine whether a borrower is a non-prime borrower. In addition, disclose whether these criteria have changed during the periods presented.

Our internal controls over financial reporting …, page 24

9. Please tell us, with a view toward revised disclosure, what standards contemplated by Section 404 of the Sarbanes-Oxley Act you currently do not meet. In addition, tell us, with a view toward revised disclosure, what actions you intend to take to ensure compliance with Section 404.

Unaudited Pro Forma Consolidated Financial Information, page 31
General

10. We note your pro forma financial statements are incomplete and, therefore, do not contain enough information for us to fully analyze their compliance with Article 11 of

Regulation S-X. Please provide complete pro forma financial statements in your next amendment. We may have further comments upon review and receipt of your pro forma financial statements.

11. Pro forma financial information in accordance with Article 11 of Regulation S-X is intended to provide investors with information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Please carefully review each of the pro forma adjustments contained in your completed pro forma financial statements to ensure that they illustrate only the isolated and objectively measurable effects of the transaction and exclude effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction.

Interest and Fee Income, page 37

12. We note your disclosure that you charge different interest rates and fees on the various types of loans that you offer. As interest and fee income represents a material component (85.5%) of total revenue at December 31, 2010, please revise your discussion regarding the changes in interest and fee income to provide more granular information by loan product. For example, consider providing a table that shows average loans in each category and the average yield on such loans for each period presented. Revise your discussion to discuss the underlying reasons for the changes.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

13. Please revise this section to discuss any differences in regional growth among the states in which you operate. For example, we note that your volume for large installment loans and auto loans in Texas is significantly smaller than in other states even though you have the second most branch sites in that state.

Year Ended December 31, 2010 Compared to Year End December 31, 2009, page 40
General

14. Please revise your MD&A to provide more granular information related to changes in your loan portfolio and allowance for loan losses. Although you are not a bank holding company, given your material loan portfolio and the perceived credit risk related to non-prime borrowers, we strongly encourage you to provide tabular disclosures similar to those required under Items III and IV of Industry Guide III and to discuss any significant changes in trends (by loan type) during the periods presented. Alternatively, provide a more detailed discussion in these areas that complies with Item 303 of Regulation S-K.

Critical Accounting Policies
Loan Losses, page 47

15. Please revise to provide more information related to the specific methodology you use to determine your allowance for loan losses and a discussion of why this estimate bears the risk of change. Specifically disclose:

- how loans with similar characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk);

- how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience;

- a description of qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements; and

- how accurate your estimate has been in the past, how much the estimate has changed in the past, and whether the estimate is reasonably likely to change in the future.

16. We note as of January 1, 2010, you changed your loan loss methodology for small installment loans to determine the allowance for loan losses to the trailing eight months, rather than the trailing nine months, to more accurately reflect the six-month average life of these loans. Please tell us and revise to disclose:

- why you chose the trailing eight months, rather than the trailing six months to more accurately reflect the six month average life of these loans; and

- how you considered whether the change to your allowance methodology represents an error in the financial statements that would require restatement of prior periods.

17. In addition to the above, we note that the change in your allowance methodology reduced the loss allowance for small installment loans by $1.1 million as of January 1, 2010. However, we also note the allowance rollforward on page F-14 does not include a separate line item that quantifies this change. Please tell us where the change is currently reflected in your allowance rollforward and revise to quantify the change as a separate line item.

Business
Strong Portfolio Quality, page 53

18. Please revise to provide more detailed information with respect to the specific underwriting standards you use to evaluate a potential borrower's creditworthiness. For example, you disclose that you examine length of current employment, duration of

residence and a credit report detailing the applicant's credit history. However, we do not see disclosure of the particular items you are looking for in these areas (e.g., minimum length of employment, minimum duration of residence, minimum FICO scores, etc.). If these items differ by loan product, please make this clear in your disclosures.

Grow Our Branch Network, page 54

19. We note that you intend to expand your operations into new states. Please revise to disclose whether interest rate and/or regulatory environments in certain states would currently preclude you from seeking to expand your business into those states.

Continue to Expand and Capitalize on Our Diverse Channels and Products, page 54

20. We note that you intend to increase the use of live checks to grow your loan portfolio. Please tell us, with a view toward revised disclosure, whether the use of live checks is prohibited in any state in which you currently do business. Please also tell us, with a view toward revised disclosure, whether practices related to the use of live checks are the subject of any pending legislation in the states in which you currently do business.

Continue to Focus on Sound Underwriting and Credit Control, page 55

21. We note your philosophy includes working with customers experiencing payment difficulties and you use repossession only as a last option. Please revise to disclose whether you performed any loan modifications during the periods presented. If you have, disclose the amount of modifications performed, and whether the modifications are accounted for as TDRs. Specifically, explain the key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties. Refer to ASC 310-40-35 and 50.

Payment and Loan Collections, page 61

22. Revise this section to discuss the resources available to engage in the collection on delinquent accounts. Also, discuss your process for remediation of delinquent accounts, including how you take action to perfect and act on the security interests that you take in the borrower's assets for each loan type.

Composition of the Board of Directors After this Offering, page 68

23. We note the disclosure here and on page 23 regarding the possible implications of being a "controlled company." Please revise here and on page 23 to disclose whether you currently expect your current owners to control more than 50% of the voting power for the election of directors of your outstanding common stock after the offering.

Director Compensation, page 71

24. Please tell us how you concluded the consulting fees paid to Mr. Godley are not required to be disclosed in a Director Compensation Table. Refer to Item 402(k)(2)(vii)(F) of Regulation S-K and Instruction 2 to Item 402(k)(2)(vii).

Compensation Discussion and Analysis, page 71

25. We note the disclosure that "executive compensation programs following the consummation of this offering could differ materially from those summarized in this Compensation Discussion and Analysis section." Please tell us, with a view toward revised disclosure, whether you have any current intentions to materially deviate from your current compensation programs and/or practices. We note the disclosure on page 75 under the heading "Actions Taken in 2011 and Anticipated Actions in Connection with the Offering."

Compensation Determination Process, page 71

26. It appears you benchmark certain elements of compensation to your peers. Please revise to disclose the component companies that make up the compensation peer group. We note that you did not "target any specific pay percentile for [y]our named executive officers." Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Performance-Based Annual Cash Awards, page 72

27. We note the disclosure in the table on page 74. Please revise to disclose how the percentages in the column "Percentage of Base Salary Used to Determine Award Eligibility" are determined.

Summary Compensation Table, page 75

28. We note that you provide compensation disclosure for only four persons. Please confirm that you do not have a third executive officer other than the PEO and PFO who served as an executive officer at the end of the last completed fiscal year and who earned an amount in excess of that specified in Instruction 1 to Item 402(a)(3) of Regulation S-K.

Consolidated Financial Statements
General

29. Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

30. Please provide an updated consent from your independent accountants in the pre-effective amendment.

Notes to Consolidated Financial Statements
Note 1- Nature of Business and Significant Accounting Policies

Impaired Loans, page F-9

31. We note your charge-off policy that once a loan is deemed uncollectible, the net investment is charged-off, except in the case of a borrower who has filed for bankruptcy. Please revise to disclose the specific factors you use to determine whether a loan is uncollectible.

32. We note bankrupt accounts that had not been charged-off totaled $2.7 million at December 31, 2010. Please tell us whether these loans were fully reserved for and explain the reasons they have not been charged-off.

33. Similarly, we note loans 180 days or more contractually delinquent which are fully reserved for but have not been charged-off. Clarify whether these loans include bankrupt accounts and/or other types of loan accounts. Provide us a more granular breakdown of the delinquency statistics of these loans (e.g., 1year, 2 years, etc.) and explain the reasons they have not been charged-off.

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-14

34. We note your tabular presentation of finance receivables in the table presented at the bottom of page F-14. Please revise to disaggregate your bankrupt accounts from your direct consumer receivables.

35. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of ASU 2010-20 when determining that bankrupt accounts should not be presented as a separate class. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

36. We note you recorded a negative provision totaling $1.1 million for your 180 days plus delinquent loans. Please tell us and revise your Management's Discussion and Analysis to disclose the reasons for the negative provision.

37. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider

providing comparative disclosure in your amended filing considering the significant benefit this information provides investors and the objective of the ASU.

Exhibits

38. Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact

Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.


Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel


cc: Joshua Ford Bonnie
        Lesley Peng
          Simpson Thacher & Bartlett LLP